

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 22, 2016

Necdet Ergul
Chief Executive Officer
Microphase Corporation
100 Trap Falls Road Extension
Suite 400
Shelton, Connecticut 06484

> **Re:** **Microphase Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 22, 2016**
> **File No. 000-55382**

Dear Mr. Ergul:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics & Machinery

cc: Scott E. Linsky, Esq.
Lucosky Brookman LLP